FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 25, 2021
Commission File Number: 001-13928

Royal Bank of Canada
(Exact name of registrant as specified in its charter)
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Vice-President
& Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227001) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the registrant’s issuance of certain of certain securities following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-227001), the registrant is filing the following documents set forth below.
EXHIBITS

Exhibit	Description of Exhibit
5.3	Opinion of Ashurst LLP, special U.S. counsel to the Bank, as to the validity of certain notes under New York law.

5.4	Opinion of Ashurst LLP, special U.S. counsel to the Bank, as to the validity of certain warrants under New York law.

23.2	Consent of Ashurst LLP, as special U.S. counsel for the Bank (included in Exhibits 5.3 and 5.4)

23.3	Consent of Ashurst, as special tax counsel for the Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Amy Disbrow

Name: Title:	Amy Disbrow Authorized Officer

Date:	June 25, 2021

ROYAL BANK OF CANADA

By:	/s/ Sarah Lem

Name: Title:	Sarah Lem Authorized Officer

Date:	June 25, 2021